EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2020	December 31, 2019

Assets
Current Assets
Cash and cash equivalents		21,629	45,337
Restricted cash		5,330	15,827
Accounts receivable	4	9,419	27,638
Biological assets	5	3,047	14,309
Inventory	6	55,633	59,942
Prepaid expenses and deposits		5,212	9,564
		100,270	172,617
Non-current assets
Property, plant and equipment	7	183,990	281,984
Intangible assets	8	18,302	43,995
Goodwill	9	—	11,440
Total assets		302,562	510,036

Liabilities
Current liabilities
Accounts payable and accrued liabilities		36,659	58,110
Current portion of long-term debt	10	8,400	177,913
Current portion of lease obligations	11	236	722
Derivative warrant liabilities	13	10,819	—
Contingent consideration	14	—	32,501
		56,114	269,246
Non-current liabilities
Long-term debt	10	64,372	—
Lease obligations	11	795	16,227
Convertible notes	12	70,612	—
Deferred tax liability		—	3,365
Total liabilities		191,893	288,838

Shareholders’ equity
Share capital	15(b)	471,868	509,654
Warrants	15(c)	27,831	27,831
Contributed surplus		33,262	30,192
Contingent consideration		2,279	2,279
Accumulated deficit		(429,120)	(360,338)
Accumulated other comprehensive income		—	6,866
Total shareholders’ equity		106,120	216,484
Non-controlling interest		4,549	4,714
Total liabilities and shareholders’ equity		302,562	510,036

Going concern (note 1)

Commitments (note 23)

Subsequent events (notes 12 and 24)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019
Gross revenue	17	24,341	20,284	40,931	21,975
Excise taxes		4,147	985	6,731	1,177
Net revenue		20,194	19,299	34,200	20,798
Cost of sales	6	17,336	10,434	30,843	11,212
Inventory obsolescence	6	10,026	—	17,741	—
Gross margin before fair value adjustments		(7,168)	8,865	(14,384)	9,586
Change in fair value of biological assets		(1,756)	12,174	4,659	12,866
Change in fair value realized through inventory	6	(6,213)	(1,769)	(15,905)	(1,689)
Gross margin		(15,137)	19,270	(25,630)	20,763

General and administrative		7,735	6,454	18,343	11,445
Sales and marketing		518	1,533	2,310	2,745
Research and development		36	1,756	343	1,851
Depreciation and amortization	8,9	1,277	148	1,934	268
Foreign exchange loss (gain)		599	215	(955)	(54)
Share-based compensation	16	1,885	13,446	3,121	26,154
Restructuring costs		2,363	—	5,082	—
Asset impairment	7	—	—	5,659	162
Loss from operations		(29,550)	(4,282)	(61,467)	(21,808)

Transaction costs		(1,297)	—	(2,398)	—
Finance costs	18	(591)	(7,358)	(6,573)	(10,143)
Loss on financial obligation		—	(725)	—	(725)
(Loss) gain on disposition of PP&E		(122)	15	488	15
Loss before income tax		(31,560)	(12,350)	(69,950)	(32,661)
Income tax recovery		—	—	—	3,609
Net loss from continuing operations		(31,560)	(12,350)	(69,950)	(29,052)
Net loss from discontinued operations	3	(28,860)	—	(34,453)	—
Net loss		(60,420)	(12,350)	(104,403)	(29,052)

(Loss) gain on translation of foreign operations		(1,093)	—	600	—
Comprehensive loss		(61,513)	(12,350)	(103,803)	(29,052)

Net loss from continuing operations attributable to:
Sundial Growers Inc.		(31,483)	(12,322)	(69,785)	(29,024)
Non-controlling interest		(77)	(28)	(165)	(28)

Net loss attributable to:
Sundial Growers Inc.		(60,343)	(12,322)	(104,238)	(29,024)
Non-controlling interest		(77)	(28)	(165)	(28)

Comprehensive loss attributable to:
Sundial Growers Inc.		(61,436)	(12,322)	(103,638)	(29,024)
Non-controlling interest		(77)	(28)	(165)	(28)

Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	19	$(0.57)	$(0.16)	$(0.97)	$(0.40)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	—	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	—	(104,238)	—	(165)	(104,403)
Other comprehensive income		—	—	—	—	—	—	600	—	600
Share issuances	15(b)	610	—	—	—	—	—	—	—	610
Dispositions	3	(38,447)	—	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	16	51	—	3,070	—	—	—	—	—	3,121
Balance at June 30, 2020		471,868	27,831	33,262	—	2,279	(429,120)	—	4,549	110,669

Balance at March 31, 2020		510,314	27,831	31,378	—	2,279	(404,233)	8,559	4,626	180,754
Net loss		—	—	—	—	—	(60,343)	—	(77)	(60,420)
Other comprehensive income (loss)		—	—	—	—	—	—	(1,093)	—	(1,093)
Dispositions	3	(38,447)	—	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	16	1	—	1,884	—	—	—	—	—	1,885
Balance at June 30, 2020		471,868	27,831	33,262	—	2,279	(429,120)	—	4,549	110,669

Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(29,024)	—	(28)	(29,052)
Share issuances	15(b)	6,992	—	—	—	—	—	—	—	6,992
Share issuance costs	15(b)	(1)	—	—	—	—	—	—	—	(1)
Business acquisitions		2,601	—	—	—	2,279	—	—	4,879	9,759
Warrants exercised	15(c)	19,563	(3,108)	—	—	—	—	—	—	16,455
Share-based compensation	16	582	—	25,572	—	—	—	—	—	26,154
Employee warrants exercised	16	16,735	—	(15,658)	—	—	—	—	—	1,077
Balance at June 30, 2019		111,605	—	19,407	3,232	2,279	(117,898)	—	4,851	23,476

Balance at March 31, 2019		84,229	1,540	17,023	3,232	2,279	(105,576)	—	4,879	7,606
Net loss		—	—	—	—	—	(12,322)	—	(28)	(12,350)
Share issuances	15(b)	6,541	—	—	—	—	—	—	—	6,541
Warrants exercised	11(c)	9,696	(1,540)	—	—	—	—	—	—	8,156
Share-based compensation	16	499	—	12,947	—	—	—	—	—	13,446
Employee warrants exercised	16	10,640	—	(10,563)	—	—	—	—	—	77
Balance at June 30, 2019		111,605	—	19,407	3,232	2,279	(117,898)	—	4,851	23,476

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(31,560)	(12,350)	(69,950)	(29,052)
Items not involving cash:
Income tax recovery		—	—	—	(3,609)
Change in fair value of biological assets		1,756	(12,174)	(4,659)	(12,866)
Share-based compensation	16	1,885	13,446	3,121	26,154
Depreciation and amortization	7,8	2,946	1,501	5,869	2,513
Loss (gain) on disposition of PP&E		122	(15)	(488)	(15)
Inventory obsolescence	6	10,026	—	17,741	—
Finance costs		(511)	1,707	1,405	2,793
Loss on financial obligation		—	725	—	725
Unrealized foreign exchange loss (gain)		583	(289)	(1,186)	(422)
Restructuring costs		448	—	448	—
Asset impairment	7	—	—	5,659	162
Change in non-cash working capital		1,799	(2,215)	12,024	(14,849)
Net cash used in operating activities from continuing operations		(12,506)	(9,664)	(30,016)	(28,466)
Net cash provided by operating activities from discontinued operations	3	756	—	4,820	—
Net cash used in operating activities		(11,750)	(9,664)	(25,196)	(28,466)
Investing activities
Additions to property, plant and equipment	7	(117)	(33,437)	(1,793)	(64,037)
Proceeds from disposal of PP&E	7	3	14	2,103	14
Change in non-cash working capital		(2,629)	4,421	(10,690)	12,874
Net cash used in investing activities from continuing operations		(2,743)	(29,002)	(10,380)	(51,149)
Net cash used in investing activities from discontinued operations	3	(1,671)	—	(6,617)	—
Net cash used in investing activities		(4,414)	(29,002)	(16,997)	(51,149)
Financing activities
Proceeds from issuance of convertible notes, net of costs	12	18,629	—	18,629	—
Change in restricted cash		2	(103,724)	10,497	(103,724)
Repayment of Syndicated Credit Agreement	10(a)	—	—	(10,000)	—
Syndicated Credit Agreement costs		(662)	—	(662)	—
Payments on lease obligations	11	(100)	(82)	(219)	(91)
Repayment of other debt instruments		—	(43,945)	—	(22,477)
Proceeds from Credit Facilities		—	4,741	—	14,006
Proceeds from Term Debt Facility, net of costs		—	105,396	—	105,396
Proceeds from convertible notes, net of costs		—	91,051	—	91,051
Proceeds from exercise of warrants	15(c)	—	8,156	—	16,455
Proceeds from exercise of employee warrants	16	—	77	—	1,077
Proceeds from issuance of shares, net of costs	15(b)	—	5	—	455
Change in non-cash working capital		(436)	2,420	(643)	1,780
Net cash provided by financing activities from continuing operations		17,433	64,095	17,602	103,928
Net cash used in financing activities from discontinued operations	3	(761)	—	(639)	—
Net cash provided by financing activities		16,672	64,095	16,963	103,928
Effect of exchange rate changes on cash held in foreign currency		(36)	—	1,522	—
Change in cash and cash equivalents		472	25,429	(23,708)	24,313
Cash and cash equivalents, beginning of period		21,157	13,005	45,337	14,121
Cash and cash equivalents, end of period		21,629	38,434	21,629	38,434

Cash interest paid		2,653	2,047	3,850	3,960

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada. The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going concern assumption

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is an early-stage company, has accumulated significant losses and was in non-compliance with its loan covenants (note 10a) as at December 31, 2019 and March 31, 2020. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flows from operating activities.

The Company has a Producer’s License at each of its two Canadian facilities, a license to sell live plants to other licensed producers and its standard processing and sales license from Health Canada. The Company has maintained compliance with all Health Canada’s requirements under these licenses.

The ability of the Company to continue as a going concern depends on Health Canada maintaining such licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach.

On June 5, 2020, the Company entered into an amended and restated credit agreement (note 10a), executed a refinancing transaction under its Term Debt Facility (note 10b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 3). The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement minimum cash balance covenant at October 31, 2020. The Company plans to access the capital markets to raise additional liquidity. For example, the Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and intends to establish an at-the-market equity program covering issuances of up to US$50 million. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all. Any delay or failure to complete any additional financing would have a significant negative impact on the

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

These events, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

COVID-19

The global impact of COVID-19 has resulted in significant declines in global stock markets and has contributed to a great deal of uncertainty as to the health of the global economy over the next 12 to 18 months. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

The impact of COVID-19 is likely to have a negative impact on the Company’s ability to raise financing in the near future or on terms favourable to the Company (see note 1). The potential impact that COVID-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2019. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The condensed consolidated interim financial statements have been prepared on a going concern basis (note 1), based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors (“Board”) on August 13, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments which are measured at fair value with changes in fair value recorded in profit or loss.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency (note 3). Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional and reporting currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
Sundial UK Limited (1)	England and Wales	100%
(1)	Discontinued operation (note 3)
3.	Discontinued operations

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019 (note 14), and (iii) the cancellation of approximately 2.7 million Sundial common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

Results of discontinued operations

	Three months ended June 30		Six months ended June 30
	2020 (1)	2019	2020 (2)	2019
Gross revenue	13,108	—	22,139	—
Net revenue	13,108	—	22,139	—
Cost of sales	8,651	—	15,633	—
Gross margin before fair value adjustments	4,457	—	6,506	—
Change in fair value of biological assets	396	—	1,064	—
Change in fair value realized through inventory	(1,122)	—	(1,122)	—
Gross margin	3,731	—	6,448	—

General and administrative	4,800	—	8,585	—
Sales and marketing	930	—	1,418	—
Depreciation and amortization	1,162	—	2,752	—
Foreign exchange loss	(667)	—	1,057	—
Loss from operations	(2,494)	—	(7,364)	—

Finance costs	(9,891)	—	(10,083)	—
Loss on contingent consideration	(1,491)	—	(2,252)	—
Loss on disposition of Bridge Farm	(14,979)	—	(14,979)	—
Loss before income tax	(28,855)	—	(34,678)	—
Income tax recovery	(5)	—	225	—
Net loss (3)	(28,860)	—	(34,453)	—
(1)	Period April 1, 2020 to June 5, 2020
(2)	Period January 1, 2020 to June 5, 2020
(3)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Cash flows from (used in) discontinued operations

	Three months ended June 30		Six months ended June 30
	2020 (1)	2019	2020 (2)	2019
Net cash provided by operating activities	756	—	4,820	—
Net cash used in investing activities	(1,671)	—	(6,617)	—
Net cash used in financing activities	(761)	—	(639)	—
Change in cash and cash equivalents	(1,676)	—	(2,436)	—
Cash and cash equivalents, beginning of period	1,676	—	2,436	—
Cash and cash equivalents, end of period	—	—	—	—
(1)	Period April 1, 2020 to June 5, 2020
(2)	Period January 1, 2020 to June 5, 2020

Effect of disposal on the financial position of the Company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)

4.	Accounts receivable
As at	June 30, 2020	December 31, 2019
Trade receivables	8,614	24,684
Other receivables	805	2,954
	9,419	27,638

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has evaluated the potential impact of COVID-19 on the collection of its trade receivables and concluded that it does not currently have a material impact. Refer to note 20 for credit risk disclosures.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

5.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	June 30, 2020	December 31, 2019
Balance, beginning of year	14,309	876
Increase in biological assets due to capitalized costs	27,438	62,331
Net change in fair value of biological assets	5,723	30,726
Transferred to inventory upon harvest	(41,580)	(80,991)
Acquisitions	—	1,288
Disposition of Bridge Farm (note 3)	(2,831)	—
Foreign currency translation	(12)	79
Balance, end of period	3,047	14,309

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		June 30 2020	December 31 2019	June 30 2020	December 31 2019
Yield per square foot of growing space (1)	Grams	42	47	299	1,183
Average net selling price (2)	$/gram	4.74	5.47	1,028	3,021
After harvest cost to complete and sell	$/gram	1.20	2.34	260	267
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2020, it is estimated that the Company’s biological assets will yield approximately 5,545 kilograms (December 31, 2019 - 10,455 kilograms) of dry cannabis when harvested. During the six months ended June 30, 2020, the Company harvested 16,266 kilograms of dry cannabis (six months ended June 30, 2019 – 11,447 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Inventory
As at	June 30, 2020	December 31, 2019
Harvested cannabis	45,578	50,403
Cannabis supplies and consumables	10,055	8,808
Ornamental flowers, supplies and consumables (note 3)	—	731
	55,633	59,942

At June 30, 2020, the Company held 13,095 kilograms of harvested cannabis (December 31, 2019 – 8,380 kilograms) in inventory. During the three and six months ended June 30, 2020, inventories of $17.3 million and $30.8 million were recognized as an expense (three and six months ended June 30, 2019 - $10.4 million and $11.2 million). Included in inventories expensed for the six months ended June 30, 2020 is an excess and obsolete inventory provision of $17.7 million. Included in change in fair value realized through inventory is the fair value component of the excess and obsolete inventory provision of $10.0 million.

7.	Property, plant and equipment
	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609
Additions	(31)	167	1,692	196	4,367	6,391
Transfers from CIP	507	5,720	2,287	—	(8,514)	—
Dispositions	(499)	(162)	(43)	(825)	(991)	(2,520)
Disposition of Bridge Farm (note 3)	(16,300)	(21,587)	(249)	(14,431)	(39,734)	(92,301)
Foreign currency translation	(137)	(181)	(1)	(122)	(347)	(788)
Balance at June 30, 2020	10,146	150,399	27,707	1,327	12,812	202,391

Accumulated amortization and impairment
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625
Depreciation	475	3,840	2,244	452	—	7,011
Impairment	—	—	—	—	5,659	5,659
Dispositions	—	(37)	(43)	(176)	—	(256)
Disposition of Bridge Farm (note 3)	(473)	(2,879)	—	(251)	—	(3,603)
Foreign currency translation	(5)	(27)	—	(3)	—	(35)
Balance at June 30, 2020	—	6,297	5,898	385	5,821	18,401

Net book value
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984
Balance at June 30, 2020	10,146	144,102	21,809	942	6,991	183,990

During the six months ended June 30, 2020, no salaries and benefits were capitalized. During the six months ended June 30, 2019 – $0.3 million in salaries and benefits was capitalized, including $0.3 million associated with construction in progress. In addition, no interest associated with construction in progress was capitalized during the six months ended June 30, 2020 (six months ended June 30, 2019 – $1.3 million). Construction in progress relates to the construction of production facilities.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the six months ended June 30, 2020, the Company signed a purchase and sale agreement to sell certain non-core assets within the Cannabis segment, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross cash proceeds of $2.1 million. The sale closed on March 27, 2020.

During the six months ended June 30, 2020, the Company determined that indicators of impairment existed with respect to the Company’s B.C. cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

Due to the slower than expected cannabis retail store growth, which has been further impacted by retail store closures as a result of the COVID-19 pandemic, the Company has curtailed the number of flowering rooms being used for cultivation at its Olds facility. In light of these circumstances, the Company has determined that indicators of impairment existed at June 30, 2020. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount (based on its value in use) to the carrying values of the assets, and as a result, there was no impairment recognized.

8.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at December 31, 2019	8,386	13,551	19,578	4,301	45,816
Disposition of Bridge Farm (note 3)	(3,066)	—	(19,415)	(3,747)	(26,228)
Foreign currency translation	(25)	—	(163)	(31)	(219)
Balance at June 30, 2020	5,295	13,551	—	523	19,369

Accumulated amortization
Balance at December 31, 2019	131	—	976	714	1,821
Depreciation	264	339	842	165	1,610
Disposition of Bridge Farm (note 3)	(190)	—	(1,801)	(353)	(2,344)
Foreign currency translation	—	—	(17)	(3)	(20)
Balance at June 30, 2020	205	339	—	523	1,067

Net book value
Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995
Balance at June 30, 2020	5,090	13,212	—	—	18,302

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years.

Patents consist of intellectual property acquired through the acquisition of Pathway Rx Inc. consisting of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years.

Brands and trademarks consisting of intellectual property acquired as part of the Bridge Farm acquisition, customer relationships and other intangible assets consisting of non-compete clauses and energy credits were disposed of as part of the sale of Bridge Farm (note 3).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Goodwill
Net book value
Balance at December 31, 2018	—
Acquisitions through business combinations	107,053
Foreign currency translation	4,692
Impairment	(100,305)
Balance at December 31, 2019	11,440
Disposition of Bridge Farm (note 3)	(11,345)
Foreign currency translation	(95)
Balance at June 30, 2020	—

At December 31, 2019, goodwill was comprised of the goodwill in the Bridge Farm nursery business (flowers, plants and herbs) which was disposed of as part of the sale of Bridge Farm (note 3).

10.	Debt
	Interest rate	Maturity	Principal	June 30 2020	December 31 2019
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	74,000	72,772	82,910
Operating facility	Prime + 2.5%	Aug 27, 2021	5,330	—	—
Term Debt Facility (b)
First tranche	9.75%	Jul 27, 2023	115,000	—	95,003
				72,772	177,913

Current portion				8,400	177,913
Long term				64,372	—
A)	Syndicated Credit Agreement
As at	June 30, 2020	December 31, 2019
Principal value of debt	74,000	84,000
Transaction costs	(1,810)	(1,313)
Accretion	582	223
	72,772	82,910

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	A certain interest coverage ratio as at December 31, 2019;
(iii)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position. The Company

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it would (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility setting out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility (note 10b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 3). The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

At June 30, 2020, the Syndicated Credit Agreement contained certain financial covenants to maintain:

(i)	The Company must maintain a minimum unrestricted cash balance of $2.5 million;
(ii)

A senior funded debt to EBITDA ratio (the aggregate amount of all debt excluding accrued liabilities, taxes, subordinated debt and debt arising pursuant to the Bridge Farm Guarantee, divided by earnings before interest, taxes, depreciation, non-recurring extraordinary losses, any other unusual or non-recurring expenses and losses attributable to minority Equity interests) as at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter; and

(iii)

A fixed charge coverage ratio at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter.

At June 30, 2020, the Company was in compliance with all financial covenants under the Syndicated Credit Agreement.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

B)	term debt facility
As at	June 30, 2020	December 31, 2019
Principal value of debt	—	115,000
Transaction costs	—	(9,461)
Accretion	—	3,397
Fair value assigned to warrants, at issuance	—	(13,933)
	—	95,003

At December 31, 2019, the Company was subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility was greater than $75 million.

At March 31, 2020, the Company was in compliance with all financial covenants under the Term Debt Facility. At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility (note 10a).

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company (note 12a).

11.	Lease obligations
	June 30, 2020	December 31, 2019
Balance, beginning of year	16,949	214
Adoption of IFRS 16	—	1,119
Acquisitions	—	15,179
Liabilities incurred	196	674
Lease payments	(736)	(778)
Dispositions	(735)	(468)
Interest expense	373	444
Disposition of Bridge Farm (note 3)	(14,894)	—
Foreign currency translation	(122)	565
Balance, end of period	1,031	16,949

Current portion	236	722
Long-term	795	16,227

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company’s minimum lease payments are as follows:

June 30, 2020
Less than one year	296
One to three years	556
Three to five years	330
Thereafter	—
Minimum lease payments	1,182
Amounts representing finance charges	(151)
Net minimum lease payments	1,031
12.	Convertible notes
June 30, 2020
Balance, beginning of year	—
Secured Convertible Notes - Fair Value on issuance (a)	54,693
Unsecured Convertible Notes - Fair Value on issuance (b)	16,113
Change in fair value recognized in profit or loss	(489)
Unrealized foreign exchange loss	295
Balance, end of period	70,612
(a)	Secured Convertible Notes

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with $73.2 million senior second lien convertible notes (the “Secured Convertible Notes”), convertible into common shares at an initial price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”) (note 13a).

The Secured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Notes are secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Notes can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million (note 13b) and February 1, 2021 (the “Threshold Date”). Beginning on the Threshold Date, up to $10 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Secured Convertible Notes have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 20).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(b)	Unsecured Convertible Notes

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Note Warrants”) (note 13b). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an exercise price of US$1.00 per common share (the “Agent Warrants”) (note 13c).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes can be converted into common shares at any time after July 16, 2020 which is the date of effectiveness of the Company’s F-1 registration statement. Beginning on July 16, 2020, up to US$4.0 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

Subsequent to June 30, 2020, US$6.9 million aggregate principal was converted into common shares at a weighted average exercise price of US$0.4922 resulting in the issuance of 14.1 million common shares.

The Unsecured Convertible Notes have been designated as FVTPL (note 20).

13.	Derivative warrant liabilities
June 30, 2020
Balance, beginning of year	—
Secured Convertible Note Warrants - Fair Value on issuance (a)	6,683
Unsecured Convertible Note Warrants - Fair Value on issuance (b)	3,961
Agent Warrants - Fair Value on issuance (c)	504
Change in fair value recognized in profit or loss	(411)
Unrealized foreign exchange loss	82
Balance, end of period	10,819
(a)	Secured Convertible Note Warrants

The Secured Convertible Note Warrants were issued on June 5, 2020 and expire 36 months from the date of issuance. The Secured Convertible Note Warrants can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021. In certain circumstances, the Secured Convertible Note Warrants are subject to

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.00.

(b)	Unsecured Convertible Note Warrants

The Unsecured Convertible Note Warrants were issued on June 5, 2020, are immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable, which was July 16, 2020. In certain circumstances, the Unsecured Convertible Note Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.8014.

(c)	Agent Warrants

The Agent Warrants were issued on June 5, 2020, are immediately exercisable, and expire on June 5, 2025. The Agent Warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 4.99%.

The following table summarizes outstanding warrants as at June 30, 2020:

	Exercise price (USD) (1)	Number of warrants	Weighted average contractual life
Secured Convertible Note Warrants	1.00	17,500,000	2.9
Secured Convertible Note Warrants	1.20	17,500,000	2.9
Unsecured Convertible Note Warrants	0.9338	14,457,059	3.5
Agent Warrants	1.00	1,080,000	4.9
		50,537,059	3.2
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

14.	Contingent consideration
June 30, 2020
Balance, beginning of year	32,501
Change in fair value recognized in profit or loss	2,252
Unrealized foreign exchange loss	1,058
Foreign currency translation	(899)
Disposition of Bridge Farm (note 3)	(34,912)
Balance, end of period	—

Contingent consideration was comprised of the fair value of the incremental shares potentially issuable on the one year anniversary of the closing date of July 2, 2020, in connection with the acquisition of Bridge Farm and the fair value of earn-out payments owed to the sellers of Bridge Farm, described below.

At December 31, 2019, the earn-out payment terms for the sellers of Bridge Farm were comprised of the following terms:

(i)	Common shares of 320,000 earned upon the commissioning of the woodfired boilers at Clay Lake Phase 2 with confirmation that grant funding would be secured;
(ii)	Common shares of 320,000 earned upon completion of the Clay Lake Phase 2 facility before March 31, 2020;
(iii)	Common shares of 320,000 earned upon completing a budget for Clay Lake Phase 3;

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(iv)	Common shares of 320,000 earned upon the passage of 18 months from the amendment date of October 10, 2019.

During the current period and up to June 5, 2020, terms (i) and (ii) were not completed by their respective deadlines and no common shares were issued. Term (iii) was completed and common shares of 158,022 were issued upon completion of a budget for Clay Lake Phase 3. At June 5, 2020, term (iv) was the only term outstanding.

At June 5, 2020, the fair value of the incremental shares was $34.6 million and the fair value of the earn out shares was $0.3 million. On June 5, 2020, the total contingent consideration of $34.9 million was assumed by the Bridge Farm Purchaser as part of the consideration for the Bridge Farm Disposition (note 3).

15.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		June 30, 2020		December 31, 2019
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		107,180,423	509,654	68,648,984	65,133
Initial public offering		—	—	11,000,000	189,518
Shares issued for assets		—	—	797,952	6,537
Share issuances	14	158,022	610	394,926	2,323
Shares issued to related parties		—	—	3,730,963	63,460
Share issuance costs		—	—	—	(12,770)
Business acquisitions		—	—	2,696,800	39,849
Disposition of Bridge Farm	3	(2,716,271)	(38,447)	—	—
Convertible debt - conversions		—	—	13,108,676	113,526
Warrants exercised		—	—	4,551,082	21,882
Shares issued for services		—	—	164,080	2,320
RSUs exercised	16(c)	14,956	51	57,960	195
Employee warrants exercised		—	—	2,029,000	17,681
Balance, end of period		104,637,130	471,868	107,180,423	509,654
(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2019 and June 30, 2020	6,165,324	27,831

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding equity classified warrants as at June 30, 2020:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
12% Convertible notes (USD)	USD 3.75	444,888	0.3
12% Convertible notes (CAD)	4.38	2,787,546	0.2
Acquisition of financial obligation	15.94	480,000	2.0
Term debt financing (60%)	20.76	1,495,665	2.1
Term debt financing (40%)	21.63	957,225	2.1
	11.97	6,165,324	1.1

16.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Simple warrants (a)	257	13,337	951	14,997
Performance warrants (a)	—	(390)	(42)	10,575
Stock options (b)	159	—	319	—
Restricted share units (c)	423	—	685	—
Deferred share units (c)	1,046	—	1,208	—
Shares issued for services	—	499	—	582
	1,885	13,446	3,121	26,154

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the six months ended June 30, 2020 and year ended December 31, 2019 through the application of the following assumptions:

	June 30, 2020	December 31, 2019
Risk-free interest rate	0.28% - 0.29%	1.41% - 1.88%
Expected life of units (years)	10	2 - 10
Expected annualized volatility	143%	97% - 116%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each unit	$1.13 - $1.17	$0.67 - $23.55

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the units granted

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the six months ended June 30, 2020:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66
Forfeited	(2,246,400)	6.48	(1,433,540)	4.42
Balance at June 30, 2020	7,568,600	$3.27	4,365,282	$2.08

The following table summarizes outstanding simple and performance warrants as at June 30, 2020:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	3,619,000	0.68	5.98	3,619,000	0.68	5.98
$1.25 - $1.88	560,000	1.50	9.93	560,000	1.50	9.93
$2.97 - $4.53	1,028,000	3.18	6.41	868,000	3.11	5.82
$6.25 - $9.38	2,140,800	6.33	10.01	374,400	6.70	10.53
$12.50 - $37.50	220,800	21.10	19.89	16,000	18.73	22.75
	7,568,600	$3.27	7.87	5,437,400	$1.62	6.72
Performance warrants
$0.63 - $0.94	2,901,817	0.64	n/a	2,747,148	0.64	n/a
$1.25 - $1.88	478,933	1.49	n/a	418,134	1.46	n/a
$2.97 - $4.53	717,333	3.10	n/a	490,666	3.08	n/a
$6.25 - $9.38	150,933	7.32	n/a	38,400	6.25	n/a
$12.50 - $37.50	116,266	27.52	n/a	—	—	n/a
	4,365,282	$2.08	n/a	3,694,348	$1.11	n/a

During the six months ended June 30, 2020, the Company did not grant any simple or performance warrants (six months ended June 30, 2019 – 3,563,200 simple warrants granted with an average exercise price of $6.28 and 568,000 performance warrants granted with an average exercise price of $12.42).

During the six months ended June 30, 2020, nil simple warrants were exercised (six months ended June 30, 2019 – 96,000 simple warrants at a weighted average price of $0.81) and nil performance warrants were exercised (six months ended June 30, 2019 – 1,600,000 performance warrants at a weighted average price of $0.63).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in the stock options during the six months ended June 30, 2020:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2019	623,850	$4.33
Granted	481,600	1.16
Forfeited	(384,850)	4.96
Balance at June 30, 2020	720,600	$1.82

The following table summarizes outstanding stock options as at June 30, 2020:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	400,000	9.91	—	—
$1.19	81,600	9.99	81,600	9.99
$3.15	239,000	9.19	4,000	3.99
	720,600	9.68	85,600	9.71

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors on a quarterly basis and generally vest immediately. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in the RSUs and DSUs for the six months ended June 30, 2020:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2019	48,883	367,924
Granted	2,998,913	1,289,901
Forfeited	(43,713)	(310,164)
Exercised	(14,956)	—
Balance at June 30, 2020	2,989,127	1,347,661

17.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Provincial boards	18,133	3,393	28,333	4,138
Medical	5	7	21	8
Licensed producers	6,203	16,884	12,577	17,829
Gross revenue (1)	24,341	20,284	40,931	21,975
(1)

The Company had 4 major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $26.4 million for the six months ended June 30, 2020 (six months ended June 30, 2019 – 3 major customers with total sales of $18.6 million).

The following table disaggregates revenue by form for the periods noted:

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Revenue from dried flower	16,090	20,284	27,814	21,975
Revenue from vapes	6,259	—	10,608	—
Revenue from oil	1,992	—	2,509	—
Gross revenue	24,341	20,284	40,931	21,975

18.	Finance costs
	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Cash finance expense
Interest on Syndicated Credit Agreement	1,057	—	2,254	—
Interest on Credit Facilities	—	717	—	1,332
Interest on Term Debt Facility	133	92	2,936	92
Interest on Senior Convertible Notes	—	372	—	372
Interest on Convertible Notes	—	901	—	1,751
Interest on other debt	—	738	—	1,535
Other finance costs	(54)	3,006	140	3,548
	1,136	5,826	5,330	8,630
Non-cash finance expense
Accretion	88	1,419	1,622	2,253
Amortization of debt issue costs	367	288	723	540
Change in fair value of convertible notes (note 12)	(489)	—	(489)	—
Change in fair value of derivative warrant liabilities (note 13)	(411)	—	(411)	—
Other	(66)	—	(40)	—
	(511)	1,707	1,405	2,793
Less: interest capitalized relating to CIP (note 7)	—	(175)	—	(1,280)
Interest income	(34)	—	(162)	—
	591	7,358	6,573	10,143

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

19.	Loss per share
	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Weighted average shares outstanding (000s)
Basic and dilutive (1)	106,607	74,731	106,963	72,130
Continuing operations
Net loss attributable to Sundial Growers Inc.	(31,483)	(12,322)	(69,785)	(29,024)
Per share - basic and diluted	$(0.30)	$(0.16)	$(0.65)	$(0.40)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	(28,860)	—	(34,453)	—
Per share - basic and diluted	$(0.27)	$—	$(0.32)	$—
Net loss attributable to Sundial Growers Inc.	(60,343)	(12,322)	(104,238)	(29,024)
Per share - basic and diluted	$(0.57)	$(0.16)	$(0.97)	$(0.40)
(1)

For the six months ended June 30, 2020, there were 6.2 million warrants exercisable, 5.4 million simple warrants exercisable and 3.7 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2019 – nil warrants, 2.2 million simple warrants and 2.2 million performance warrants).

20.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, convertible notes, derivative warrant liabilities and contingent consideration

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Fair value measurements of long-term debt and contingent consideration are as follows:

		Fair value measurements using
June 30, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	72,772	—	72,772	—
Convertible notes	70,612	—	—	70,612
Derivative warrant liabilities	10,819	—	—	10,819

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	177,913	—	177,913	—
Contingent consideration	32,501	—	—	32,501

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at June 30, 2020, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The fair value of long-term debt approximates it carrying value as it bears a floating rate of interest (Syndicated Credit Agreement) and interest at a fixed rate of 9.75% which approximates a market rate for comparable transactions (Term Debt Facility).

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Convertible notes are designated as Fair Value Through Profit or Loss (“FVTPL”). The fair value of convertible notes is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance expense. The fair value of convertible notes is estimated by using valuation model that takes into account all of the features of the convertible notes. Assumptions used in these calculations include expected future share price, volatility, discount rate and various probability factors.

At June 30, 2020, a 10% change in the material assumptions would change the fair value of convertible notes by approximately $7.0 million.

Derivative warrant liabilities are designated as FVTPL. The fair value of derivative warrant liabilities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance expense. The fair value of derivative warrant liabilities is estimated by using a 50% weighting of two different valuation models. Assumptions used in these calculations include expected future share price, volatility, discount rate and various probability factors.

At June 30, 2020, a 10% change in the material assumptions would change the fair value of derivative warrant liabilities by approximately $1.1 million.

Contingent consideration classified as liabilities was part of the consideration paid for Bridge Farm and was a Level 3 financial liability that was re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations included expected future share price, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	June 30, 2020	December 31, 2019
Impairment loss (reversal) on trade receivables	(451)	582
Impairment loss on other receivables	—	170
	(451)	752

The movement in the allowance for impairment in respect of accounts receivable during the period was as follows:

	June 30, 2020	December 31, 2019
Balance, beginning of year	752	—
Amounts written off	—	—
Net remeasurement of impairment loss allowance	(451)	752
Balance, end of period	301	752

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings.

21.	Related party transactions
a)	Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change in control of the Company or sale of the Company. As at June 30, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Six months ended June 30 2020	Six months ended June 30 2019	June 30 2020	December 31 2019
Marketing, brand research and development (a)	1,144	1,333	—	(265)
Legal services (b)	1,677	1,479	(1,333)	(397)
	2,821	2,812	(1,333)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to between related parties.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.
23.	Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2020:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	36,659	—	—	—	36,659
Syndicated Credit Agreement (1)	8,400	65,600	—	—	74,000
Lease obligations	236	483	312	—	1,031
Balance, end of period	45,295	66,083	312	—	111,690
(1)	At face value, excludes interest
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2020 of $1.5 million (December 31, 2019 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

24.	Subsequent events

Subsequent to the quarter ended June 30, 2020, the Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and intends to establish an at-the-market equity program covering issuances of up to US$50 million.